Filed Pursuant to Rule 433
Registration No. 333-158385
July 21, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Product Supplement dated April 9, 2009, and
Underlying Supplement no. 3 dated October 22, 2010)

HSBC USA Inc.
Performance Securities

▸ **Performance Securities linked to the Dow Jones Industrial Average^{SM}**

▸ **6-year maturity**

▸ **Exposure to the positive return in the reference asset, subject to a maximum return**

▸ **Minimum payment of $950 per $1,000 Principal Amount of securities at maturity, subject to the credit risk of HSBC USA Inc.**

The Performance Securities (each a "security" and collectively the "securities") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The securities will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement, product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which to this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-11 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page PS-4 of the accompanying product supplement, page S-3 of the accompanying prospectus supplement, and page US3-1 of the accompanying underlying supplement no. 3.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 3.50% per $1,000 Principal Amount of securities in connection with the distribution of the securities, which may consist of selling concessions of up to 3.50%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-11 of this free writing prospectus.

HSBC

HSBC USA Inc.

Performance Securities
Linked to the Dow Jones Industrial Average^{SM}

.

Indicative Terms*

Principal Amount	$1,000 per security
Term	6 years
Reference Asset	The Dow Jones Industrial Average^{SM} ("INDU") (Ticker: INDU)
Reference Return Cap	60.00% to 70.00% (to be determined on the Pricing Date)
Payment at Maturity per security	**If the Reference Return is greater than zero**, you will receive the lesser of: a) $1,000 + ($1,000 × Reference Return); and b) $1,000 + ($1,000 × Reference Return Cap). **If the Reference Return is less than or equal to zero,** you will receive the greater of: a) $1,000 + ($1,000 × Reference Return); and b) $950.
Reference Return	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	See page FWP-4
Final Level	See page FWP-4
Pricing Date	July 22, 2011
Trade Date	July 22, 2011
Settlement Date	July 29, 2011
Final Valuation Date[†]	July 24, 2017
Maturity Date[†]	July 31, 2017
CUSIP	4042K1KG7

* As more fully described on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.

The Securities

The Performance Securities are designed for investors who believe the Reference Asset will appreciate over the term of the securities (subject to the Reference Return Cap). If the level of the Reference Asset decreases, the securities provide limited downside exposure to such decline because of the minimum payment of $950 per $1,000 Principal Amount at maturity, subject to the credit risk of HSBC.

The offering period for the securities is through **July 22, 2011**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities assuming a hypothetical Reference Return Cap of 60.00% and reflecting the minimum payment of $950 per $1,000 Principal Amount of securities (subject to the credit risk of HSBC). The actual Reference Return Cap will be determined on the Pricing Date and will not be less than 60.00% or greater than 70.00%.

Reference Return	Participation in Reference Return	Securities Return
80% 60%	Upside exposure, subject to the Reference Return Cap	60% 60%
25% 5%	Upside exposure	25% 5%
-1% -4%	Limited downside exposure	-1% -4%
-20% -50%	Minimum payment of $950 per 1,000 Principal Amount of securities (subject to the credit risk of HSBC)	-5% -5%

Information about the Reference Asset

Dow Jones Industrial Average^{SM}

The INDU is a price-weighted index compromised of 30 blue chip stocks considered to be the leaders in their industry. It is intended to be a measure of the entire U.S. market, except the transportation and utilities industries, covering a diverse set of industries such as financial services, technology, retail, entertainment and consumer goods.



The graph above illustrates the daily 5-yr performance of the Reference Asset through June 23, 2011. The closing levels in the graph above were obtained from Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "The Dow Jones Industrial Average^{SM} " on page FWP-11 and in the accompanying underlying supplement no. 3. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. or any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Asset.

HSBC USA Inc.
Performance Securities



Linked to the Dow Jones Industrial Average^{SM}

All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Performance Securities. The offering of securities will have the terms described in this free writing prospectus and the accompanying underlying supplement no. 3, product supplement, prospectus supplement, prospectus and underlying supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying underlying supplement no. 3, product supplement, prospectus supplement, prospectus or underlying supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities.**

This free writing prospectus relates to an offering of securities linked to the performance of the Dow Jones Industrial Average^{SM} (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)[†]
Principal Amount:	$1,000 per security
Reference Asset:	The Dow Jones Industrial Average^{SM} (Ticker: INDU)
Trade Date:	July 22, 2011
Pricing Date:	July 22, 2011
Original Issue Date:	July 29, 2011
Final Valuation Date:	July 24, 2017. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date:	5 business days after the Final Valuation Date, which is expected to be July 31, 2017. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Reference Return Cap:	60.00% to 70.00% (to be determined on the Pricing Date)
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	***If the Reference Return is greater than zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:
	(a) $1,000 + ($1,000 × Reference Return); and
	(b) $1,000 + ($1,000 × Reference Return Cap).
	If the Reference Return is less than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the greater of:
	(a) $1,000 + ($1,000 × Reference Return); and
	(b) $950.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service page "INDU <INDEX>", or on any successor page on Bloomberg Professional® service or any successor service, as applicable.
Form of securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP / ISIN:	4042K1KG7 /

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to an offering of securities linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009, and the underlying supplement no. 3 dated October 22, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Performance Securities. If the terms of the securities offered hereby are inconsistent with those described in the accompanying underlying supplement no. 3, product supplement, prospectus supplement, prospectus, or underlying supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, page PS-4 of the product supplement, page S-3 of the prospectus supplement and page US3-1 of underlying supplement no. 3, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and underlying supplement no. 3) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and underlying supplement no. 3 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm

- The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

- The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return); and

(b) $1,000 + ($1,000 × Reference Return Cap).

If the Reference Return is less than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the greater of:

(a) $1,000 + ($1,000 × Reference Return); and

(b) $950.

Any payments on the securities are subject to the credit risk of HSBC.

Interest

The securities will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor

The Dow Jones & Company, Inc. is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

- You seek an investment with a return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the securities, but not by more than the Reference Return Cap.
- You are willing to invest in the securities based on the Reference Return Cap indicated herein, which may limit your return at maturity.
- You are willing to forgo dividends or other distributions paid to holders of stocks comprising the Reference Asset.
- You do not seek current income from your investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the securities to maturity.
- You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

- You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.
- You are unwilling to invest in the securities based on the Reference Return Cap indicated herein, which may limit your return at maturity.
- You seek an investment that provides a full return of principal.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the dividends or other distributions paid on any stocks comprising the Reference Asset.
- You seek current income from your investment.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the securities to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page PS-4 of the accompanying product supplement and on page US3-1 of underlying supplement no. 3. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying underlying supplement, product supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, product supplement and underlying supplement including the explanation of risks relating to the securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement;

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

If the Reference Return is less than zero, your Payment at Maturity will be less than the Principal Amount of your securities. Accordingly, your investment is exposed on a 1-to-1 basis to declines in the level of the Reference Asset, subject to a minimum payment of $950 per $1,000 Principal Amount of securities at maturity (subject to the credit risk of HSBC). You may lose up to 5% of your investment at maturity if the Reference Return is negative.

The appreciation on the securities is limited by the Reference Return Cap.

You will not participate in any appreciation in the level of the Reference Asset beyond the Reference Return Cap. The Reference Return Cap (to be determined on the Pricing Date) will not be less than 60.00% or greater than 70.00%. You will not receive a return on the securities greater than the Reference Return Cap.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive periodic interest payments.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in

secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.
The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.
HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.
For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the actual Final Level. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level used in the table and examples below is not the actual Initial Level. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your securities. With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Hypothetical Initial Level: 12,000

▸ Hypothetical Reference Return Cap: 60.00% (The actual Reference Return Cap will be determined on the Pricing Date and will not be less than 60.00% or greater than 70.00%)

The actual Initial Level will be determined on the Pricing Date.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Security
24,000.00	100.00%	$1,600.00	60.00%
21,600.00	80.00%	$1,600.00	60.00%
19,200.00	60.00%	$1,600.00	60.00%
16,800.00	40.00%	$1,400.00	40.00%
15,600.00	30.00%	$1,300.00	30.00%
14,400.00	20.00%	$1,200.00	20.00%
13,800.00	15.00%	$1,150.00	15.00%
13,200.00	10.00%	$1,100.00	10.00%
12,600.00	5.00%	$1,050.00	5.00%
12,240.00	2.00%	$1,020.00	2.00%
12,120.00	1.00%	$1,010.00	1.00%
12,000.00	**0.00%**	**$1,000.00**	**0.00%**
11,880.00	-1.00%	$990.00	-1.00%
11,760.00	-2.00%	$980.00	-2.00%
11,400.00	-5.00%	$950.00	-5.00%
10,800.00	-10.00%	$950.00	-5.00%
10,200.00	-15.00%	$950.00	-5.00%
9,600.00	-20.00%	$950.00	-5.00%
8,400.00	-30.00%	$950.00	-5.00%
7,200.00	-40.00%	$950.00	-5.00%
4,800.00	-60.00%	$950.00	-5.00%
2,400.00	-80.00%	$950.00	-5.00%
0.00	-100.00%	$950.00	-5.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The level of the Reference Asset increases from the Initial Level of 12,000 to a Final Level of 12,240.

Reference Return:	5.00%
Final Settlement Value:	**$1,050.00**

Because the Reference Return is positive, and such Reference Return is less than the hypothetical Reference Return Cap, the Final Settlement Value would be $1,050.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

$$= \$1,000 + (\$1,000 \times 5.00\%)$$

$$= \$1,050.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return when such Reference Return is positive and is equal to or less than the Reference Return Cap.

Example 2: The level of the Reference Asset increases from the Initial Level of 12,000 to a Final Level of 21,600.

Reference Return:	80.00%
Final Settlement Value:	**$1,600.00**

Because the Reference Return is positive, and such Reference Return is greater than the hypothetical Reference Return Cap, the Final Settlement Value would be $1,600.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return Cap})$$

$$= \$1,000 + (\$1,000 \times 60.00\%)$$

$$= \$1,600.00$$

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Reference Return Cap when the Reference Return is positive and such Reference Return exceeds the Reference Return Cap.

Example 3: The level of the Reference Asset decreases from the Initial Level of 12,000 to a Final Level of 11,760.

Reference Return:	-2.00%
Final Settlement Value:	**$980.00**

Here, the Reference Return is -2.00%. Because the Reference Return is less than zero, the Final Settlement Value would be $980.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

$$= \$1,000 + \$1,000 \times \text{-2.00\%})$$

$$= \$980.00$$

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the level of the Reference Asset, subject to the minimum payment of $950 per $1,000 Principal Amount of securities at maturity.

Example 4: The level of the Reference Asset decreases from the Initial Level of 12,000 to a Final Level of 9,600.

Reference Return:	-20.00%
Final Settlement Value:	**$950.00**

Because the Reference Return is less than zero, the Final Settlement Value would be $950.00 per $1,000 Principal Amount of securities, the minimum payment on the securities.

THE DOW JONES INDUSTRIAL AVERAGE^{SM} ("INDU")

Description of the INDU

The INDU is a price-weighted index compromised of 30 blue chip stocks considered to be the leaders in their industry. It is intended to be a measure of the entire U.S. market, except the transportation and utilities industries, covering a diverse set of industries such as financial services, technology, retail, entertainment and consumer goods.

For more information about the INDU, see "The Dow Jones Industrial Average^{SM}" on page US3-11 of the accompanying underlying supplement no. 3.

Historical Performance of the INDU

The following graph sets forth the historical performance of the INDU based on the daily historical closing levels from June 26, 2006 through June 23, 2011. The closing level for the INDU on June 23, 2011 was 12,050. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the INDU should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the INDU on the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of up to 3.50%, or $35.00, per $1,000 Principal Amount of securities. HSBC Securities (USA) Inc. may allow selling concessions on sales of such securities by other brokers or dealers of up to 3.50%, or $35.00, per $1,000 Principal Amount of securities.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

We expect that delivery of the securities will be made against payment for the securities on or about the Settlement Date set forth on page FWP-2 of this document, which is expected to be the fifth business day following the Trade Date of the securities. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities on the Trade Date and the following business day thereafter will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities. We intend to treat the securities as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the securities, you agree to treat the securities as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Sidley Austin LLP, special U.S. tax counsel to us, it is reasonable to treat the securities as contingent payment debt instruments. Assuming the securities are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the securities until maturity.

Based on the factors described in the section, "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments", in order to illustrate the application of the noncontingent bond method to the securities, we have estimated that the comparable yield of the securities, solely for U.S. federal income tax purposes, will be 2.96% per annum (compounded annually). Further, based upon the method described in the section, "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for securities that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,191.61 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a security for $1,000, and holds the security until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the securities in each year:

Year	OID
2011	$12.56
2012	$29.96
2013	$30.84
2014	$31.76
2015	$32.70
2016	$33.66
2017	$20.13

However, the ordinary income reported in the taxable year the securities mature will be adjusted to reflect the actual payment received at maturity. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the securities. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the securities.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a security. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the securities might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

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HSBC USA Inc.

$ Performance Securities Linked to the Dow Jones Industrial Average^{SM}

July 21, 2011

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